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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G
                               (Amendment No. 4)


                   Under the Securities Exchange Act of 1934


                                DAY RUNNER, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   239545106
                              --------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement. [ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).
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CUSIP"  239545106                                               Page 2 of 6

------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Felice Willat
------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [  ]
                                                                (b)     [  ]
------------------------------------------------------------------------------
 3.     SEC USE ONLY
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 4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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                        5.      SOLE VOTING POWER*
NUMBER OF                       300,252
SHARES                  ------------------------------------------------------
BENEFICIALLY            6.      SHARED VOTING POWER
OWNED BY                        34,000
EACH                    ------------------------------------------------------
REPORTING               7.      SOLE DISPOSITIVE POWER*
PERSON                          300,252
WITH                    ------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER*
                                34,000
------------------------------------------------------------------------------
 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        334,252
------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [  ]
------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.27%
------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        IN
------------------------------------------------------------------------------


---------------
* See Exhibit 1 for an explanation of Ms. Willat's holdings.


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CUSIP:  239545106                                               Page 3 of 6


ITEM 1.

(a)  Day Runner, Inc.
(b)  2750 West Moore Avenue
     Fullerton, California  92633

ITEM 2.

(a)  Felice Willat
(b)  801 Greentree Road
     Pacific Palisades, California  90272
(c)  U.S.A.
(d)  Common Stock
(e)  239545106

ITEM 3.

        Not applicable.

ITEM 4.    Ownership.*

        (a)  Amount Beneficially owned:  334,252
        (b)  Percent of Class:  5.27%
        (c)  Number of shares as to which undersigned has:

                (i)    Sole power to vote or direct the vote:  300,252
                (ii)   Shared power to vote or direct the vote:  34,000
                (iii)  Sole power to dispose or to direct the disposition:
                       300,252
                (iv)   Shared power to dispose or to direct the disposition:
                       34,000

ITEM 5.  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.
                Not applicable.

---------------
* See Exhibit 1 for an explanation of Ms. Willat's holdings.



                                      -3-
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CUSIP:  239545106                                               Page 4 of 6

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

                Not applicable.

ITEM 9.  Notice of Dissolution of Group.

                Not applicable.

ITEM 10.  Certification.

                Not applicable.
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CUSIP:  239545106                                               Page 5 of 6

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February   , 1996
                                        --------------------------------------
                                        Date



                                        --------------------------------------
                                        Felice Willat

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CUSIP:  239545106                                               Page 6 of 6


                                   EXHIBIT 1

                            EXPLANATION OF HOLDINGS

        Ms. Willat owns 280,252 shares as trustee of a trust for the benefit of herself.

        Ms. Willat owns 34,000 shares as co-trustee of various trusts for the benefit of her children. Ms. Willat's former husband is the co-trustee of such trusts.

        Ms. Willat is also the beneficial owner of 20,000 shares subject to an option which is currently exercisable.